Via EDGAR
January 25, 2011
Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Glacier Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Quarterly Periods Ended March 31, 2010,
June 30, 2010, and September 30, 2010
File No. 000-18911
Dear Mr. Pande:
Consistent with telephone conversations with Ms. Lindsay McCord, Accountant, this will serve as a formal request to extend the response date to the Staff’s comment letter dated January 12, 2011 until Monday, January 31, 2011. The additional time is necessary in recognition that each of Glacier Bancorp, Inc.’s eleven bank subsidiaries must separately accumulate certain requested information in order to provide the Staff with a complete and comprehensive response to the Staff’s comments.
If this request is acceptable to you, we would appreciate your favorable response. Thank you in advance for your consideration of this request.

Very truly yours,

Glacier Bancorp, Inc.

/s/ Ron J. Copher

Ron J. Copher
Senior Vice President and Chief Financial Officer

CC:	Ms. Lindsay McCord